FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Material Event General Extraordinary Shareholders Meeting - Agenda

BANCO BBVA ARGENTINA S.A.

The Shareholders of Banco BBVA Argentina S.A., are hereby convened to the General Extraordinary Shareholders Meeting to be held on November 3, 2021, at 9 a.m., on first call. If the necessary quorum is not achieved on first call, the Board of Directors shall make a second call pursuant to section 237 of the Argentine General Companies Law. The Shareholders Meeting will be held as a remote meeting under Section 22 of the Corporate By-Laws (as amended and registered, approved by the Shareholders Meeting held on April 20, 2021) and in accordance with the Comisión Nacional de Valores (Securities the Argentine and Exchange Commission) General Resolution 8030/2020, as applicable, to deal with the following items:

Agenda

1)	Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice-President of the Board.
2)	Partial write-off of the voluntary reserve for future result distributions in the amount of AR$ 6,500,000,000 and consideration of a cash dividend in the same amount, all of this subject to prior authorization by the Banco Central de la República Argentina (Argentine Central Bank). Delegation to the Board of the power to implement it and to fix the date on which said dividend shall be at the disposal of the Shareholders, once the authorization of the Argentine Central Bank is obtained.

Notes:

(1) In accordance with Section 22 of the Corporate By-Laws, the Meeting shall be held as a remote meeting, by the use of the video conference system which enables: (i) access to the Meeting of all the participants (shareholders and/or their proxies, Directors, General Manager, members of the Supervisory Committee and their staff); (ii) simultaneous transmission of sound and images and speeches of the participants; (iii) the shareholders may participate with voice and issue their votes in oral form and/or electronically (with audio and image) during the holding of the Meeting and (iv) recording of the Meeting in digital form and keeping of a digital copy support. To such ends it is informed that: (1) the system to be used shall be the WebEx platform, the video conferences and virtual meetings system provided by Cisco, which may be accessed with the link sent by the Company, together with the instructions for the access and development of the meeting act to the shareholders who communicate their attendance to the meeting.

(2) The shareholders shall communicate their attendance to the meeting by email addressed to (investorelations-arg@bbva.com), co. Inés Lanusse, with the content and safeguards indicated in paragraph b), serving such delivery as sufficient evidence for clearance, with at least three (3) business days in advance to the date of the meeting, i.e until October 28, 2021 at 6 p.m. including it. Unless otherwise indicated, there shall be used the same email address from which each shareholder informed its attendance to inform the link of the video conference.

(3) In case of proxies, the corresponding enabling instrument, sufficiently authenticated shall be sent to the Company at least five (5) business days in advance to the holding of the meeting.

(4) In the attendance notice required in Note (2):

(4.1) the following data of the holder of the shares shall be informed: name and surname or complete corporate name; type and number of identity card for physical person or data of the registration of the legal person with express indication of the register in which they are registered and their jurisdiction; domicile indicating its nature. The same data shall be provided by those who attend the Meeting as proxy of the holder of the shares.

(4.2) The Shareholders that are foreign companies are required (a) to attach, in digital form, the documents evidencing their registration as such with the corresponding public registry, pursuant to Section 118 or 123 of the Argentine General Corporations Law and the documents corresponding to its legal representative; and (b) to inform (i) names of the final beneficiary holders of the shares that conform the capital stock of the foreign company; and (ii) the amount of shares which shall be voted on.

(5) At the opening of the Meeting each one of the participants shall evidence his or her identity and indicate the place of location.

(6) The members of the Company Supervisory Committee that participate in the Meeting shall verify compliance with the measures before mentioned.

(7) Deposit of evidence and certificates: The Shareholders are advised that the Company Book-Entry Shares Register is maintained by Caja de Valores S.A., located at 25 de Mayo 362, Autonomous City of Buenos Aires. In accordance with Section 238 of the Argentine General Companies Law, in order to attend the meeting, the Shareholders shall obtain a certificate evidencing the existence of the book-entry shares account issued to such effect by Caja de Valores S.A. which shall be sent to the Company together with the Notice provided for in Note 2.

Mr. Jorge Delfín Luna, Vice President-in-office of the Presidency of Banco BBVA Argentina S.A., has been appointed as such by the General Ordinary and Extraordinary Shareholders Meeting held on May 15, 2020 and the Board of Directors Meeting held on the same date.

Jorge Delfín Luna – Vice President-in-office of the Presidency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	September 27, 2021	By:	/s/ Ernesto Gallardo
			Name:	Ernesto Gallardo
			Title:	Chief Financial Officer